[AMBOW LETTERHEAD]

October 20, 2017

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Ambow Education Holding Ltd. Form 20-F for Fiscal Year Ended December 31, 2016 Response Dated October 3, 2017 File No. 001-34824

Dear Mr. Spirgel:

On behalf of Ambow Education Holding Ltd., a Cayman Islands company (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter of October 12, 2017 with respect to the Company’s Form 20-F for Fiscal Year Ended December 31, 2016 (the “2016 20-F”) filed on March 23, 2017 by the Company (File No.: 001-34824). For your convenience, the text of the Staff’s comments is set forth below, followed in each case by the Company’s responses.

Financial Statements

Consolidated Balance Sheets, page F-3 &
Consolidated Statements of Changes in Equity (Deficit), page F-7

1.	We note the proposed revisions offered in your response to comment 5. Please also include an analysis of changes in each caption of stockholders’ equity and non-controlling interests in accordance with the guidance of Items 17(b) and 18(a) of Form 20-F and Rule 3-04 of Regulation S-X.

RESPONSE: The Company respectfully advises the Staff that the Ordinary Shares section in the Company’s Balance Sheet will be revised in future filings to separately disclose Class A ordinary shares and Class C ordinary shares as follows:

	As of December 31,
	2015	2016	2016
	RMB	RMB	US$
EQUITY
Class A Ordinary shares
(US$ 0.003 par value; 66,666,667 and 66,666,667 shares authorized; 33,556,762 and 33,990,680 shares issued and outstanding as of December 31, 2015 and 2016, respectively)	627	636	92
Class C Ordinary shares
(US$ 0.003 par value; 8,333,333 and 8,333,333 shares authorized; 4,708,415 and 4,708,415 shares issued and outstanding as of December 31, 2015 and 2016, respectively)	90	90	13

The Company respectfully advises the Staff that in its future filings, the Company would include the analysis of changes in each caption of stockholders’ equity and non-controlling interests as below:

		Attributable to Ambow Education Holding Ltd.’s Equity
		Class A Ordinary shares		Class B Ordinary shares		Class C Ordinary shares		Additional		Retained Earnings	Accumulated other	Non-	Total
		(Note 16)		(Note 16)		(Note 16)		paid-in	Statutory	(Accumulated	comprehensive	controlling	Equity
		Shares	Amount	Shares	Amount	Shares	Amount	capital	reserves	deficit)	income(deficit)	Interest	(deficit)
	Note		RMB		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2015		27,552,058	487	2,984,775	87	-	-	3,325,288	80,777	(3,451,958)	(3,740)	(4,247)	(53,306)
Conversion of Class B ordinary shares to Class A ordinary shares		2,984,775	87	(2,984,775)	(87)	-	-	-	-	-	-	-	-
Exchange of Class A ordinary shares for Class C ordinary shares		(4,708,415)	(90)	-	-	4,708,415	90	-	-	-	-	-	-
Conversion of convertible loans to ordinary shares	15	7,244,013	134	-	-	-	-	70,012	-	-	-	-	70,146
Share-based compensation	17, 23(c)	-	-	-	-	-	-	50,117	-	-	-	-	50,117
Issuance of ordinary shares for restricted stock award	17	484,331	9	-	-	-	-	(9)	-	-	-	-	-
Appropriation to statutory reserves	22	-	-	-	-	-	-	-	228	(228)	-	-	-
Foreign currency translation adjustment		-	-	-	-	-	-	-	-	-	(1,215)	-	(1,215)
Disposal of subsidiaries		-	-	-	-	-	-	-	-	-	9,084	5,845	14,929
Capital injection from minority shareholders	27	-	-	-	-	-	-	-	-	-	-	163	163
Unrealized gain on investment, net of income taxes	5	-	-	-	-	-	-	-	-	-	984	-	984
Non-controlling interests from reconsolidation of previously deconsolidated entities	26(b)	-	-	-	-	-	-	-	-	-	-	(3,351)	(3,351)
Net income		-	-	-	-	-	-	-	-	63,739	-	617	64,356
Balance as of December 31, 2015		33,556,762	627	-	-	4,708,415	90	3,445,408	81,005	(3,388,447)	5,113	(973)	142,823

		Attributable to Ambow Education Holding Ltd.’s Equity
		Class A Ordinary		Class B Ordinary		Class C Ordinary				Retained	Accumulated
		shares		shares		shares		Additional		Earnings	other	Non-	Total
		(Note 16)		(Note 16)		(Note 16)		paid-in	Statutory	(Accumulated	comprehensive	controlling	Equity
		Shares	Amount	Shares	Amount	Shares	Amount	capital	reserves	deficit)	income(deficit)	Interest	(deficit)
	Note		RMB		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2016		33,556,762	627	-	-	4,708,415	90	3,445,408	81,005	(3,388,447)	5,113	(973)	142,823
Share-based compensation	17	-	-	-	-	-	-	7,828	-	-	-	-	7,828
Issuance of ordinary shares for restricted stock award	17	433,918	9	-	-	-	-	(9)	-	-	-	-	-
Foreign currency translation adjustment		-	-	-	-	-	-	-	-	-	(1,160)	-	(1,160)
Appropriation to statutory reserves	22	-	-	-	-	-	-	-	2	(2)	-	-	-
Unrealized gain on investment, net of income taxes	5	-	-	-	-	-	-	-	-	-	1,752	-	1,752
Capital injection from minority shareholders	27	-	-	-	-	-	-	-	-	-	-	796	796
Net loss		-	-	-	-	-	-	-	-	(35,700)	-	(1,318)	(37,018)
Balance as of December 31, 2016		33,990,680	636	-	-	4,708,415	90	3,453,227	81,007	(3,424,149)	5,705	(1,495)	115,021

21. Segment Information, page F-46

2.	We note your response to comment 8. In addition to the disclosures you propose to include in future filings, please include a reconciliation of gross profit to loss before income taxes as required by ASC 280-10-50-30(b).

RESPONSE: The Company respectfully advises the Staff that in its future filings, the Company would disclose a reconciliation of gross profit to loss before income taxes in segment information as below:

For the year ended December 31, 2015

(RMB in thousands)	Better School			Better Job
	Tutoring	K-12	Subtotal	Career Enhancement	Consolidated
	RMB	RMB	RMB	RMB	RMB

Net Revenues	54,888	186,747	241,635	154,080	395,715
Cost of revenues	(41,048)	(116,819)	(157,867)	(88,078)	(245,945)
GROSS PROFIT	13,840	69,928	83,768	66,002	149,770

OPERATING EXPENSES
Selling and marketing	(7,690)	(964)	(8,654)	(38,976)	(47,630)
General and administrative	(18,601)	(37,787)	(56,388)	(48,337)	(104,725)
Research and development	(1,773)	-	(1,773)	(321)	(2,094)
Impairment loss	(2,702)	-	(2,702)	(7,630)	(10,332)
Unallocated corporate expenses	-	-	-	-	(341,023)
Total operating expenses	(30,766)	(38,751)	(69,517)	(95,264)	(505,804)

OPERATING (LOSS) INCOME	(16,926)	31,177	14,251	(29,262)	(356,034)

OTHER INCOME (EXPENSE)
Interest (expenses) income, net	(307)	22	(285)	(2,100)	(2,385)
Foreign exchange gain, net	10	-	10	24	34
Other (loss) income, net	(7,966)	(237)	(8,203)	665	(7,538)
Loss (income) on reconsolidation of previously deconsolidated entities	(23,908)	-	(23,908)	6,439	(17,469)
Gain on sale of investment available for sale	-	1,971	1,971	-	1,971
Unallocated corporate other expenses	-	-	-	-	(13,984)
Total other (expenses) income	(32,171)	1,756	(30,415)	5,028	(39,371)

(LOSS) INCOME BEFORE INCOME TAX, NON-CONTROLLING INTERESTS AND DISCONTINUED OPERATIONS	(49,097)	32,933	(16,164)	(24,234)	(395,405)

Segment assets	139,905	331,127	471,032	175,056	646,088
Unallocated corporate assets	-	-	-	-	361,837
TOTAL ASSETS	139,905	331,127	471,032	175,056	1,007,925

For the year ended December 31, 2016

(RMB in thousands)	Better School			Better Job
	Tutoring	K-12	Subtotal	Career Enhancement	Consolidated
	RMB	RMB	RMB	RMB	RMB

Net Revenues	47,985	222,592	270,577	141,439	412,016
Cost of revenues	(33,465)	(137,833)	(171,298)	(67,444)	(238,742)
GROSS PROFIT	14,520	84,759	99,279	73,995	173,274

OPERATING EXPENSES
Selling and marketing	(5,516)	(1,065)	(6,581)	(30,810)	(37,391)
General and administrative	(21,929)	(42,205)	(64,134)	(34,023)	(98,157)
Research and development	(1,445)	-	(1,445)	(924)	(2,369)
Impairment loss	(21,779)	-	(21,779)	(623)	(22,402)
Unallocated corporate expenses	-	-	-	-	(56,986)
Total operating expenses	(50,669)	(43,270)	(93,939)	(66,380)	(217,305)

OPERATING (LOSS) INCOME	(36,149)	41,489	5,340	7,615	(44,031)

OTHER INCOME (EXPENSE)
Interest income, net	106	106	212	186	398
Foreign exchange gain, net	-	-	-	12	12
Other (loss) income, net	(2,514)	195	(2,319)	(1,714)	(4,033)
Gain on sale of investment available for sale	-	2,464	2,464	138	2,602
Unallocated corporate other income	-	-	-	-	13,945
Total other (expenses) income	(2,408)	2,765	357	(1,378)	12,924

(LOSS) INCOME BEFORE INCOME TAX AND NON-CONTROLLING INTERESTS	(38,557)	44,254	5,697	6,237	(31,107)

Segment assets	119,878	381,786	501,664	190,088	691,752
Unallocated corporate assets	-	-	-	-	284,443
TOTAL ASSETS	119,878	381,786	501,664	190,088	976,195

Should you have any questions relating to the foregoing or wish to discuss any aspect of the Company’s filing, please contact our legal counsel Mitchell S. Nussbaum, Partner of Loeb & Loeb LLP, at 212-407-4159 or mnussbaum@loeb.com.

Sincerely,

Ambow Education Holding Ltd.

/s/ Jin Huang
Chief Executive Officer